Electric Playhouse, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

Board of Directors
Electric Playhouse, Inc.

Management is responsible for the accompanying consolidated financial statements of the Electric Playhouse, Inc. (a corporation), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the consolidated financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these consolidated financial statements.

Pulakos CPAs, PC

March 28, 2023

Pulakos CPAs, PC

Electric Playhouse, Inc.

CONSOLIDATED BALANCE SHEET

December 31, 2022

Assets		
Current assets		
Cash and equivalents	$	1,576,005
Accounts receivable, net		126,875
Inventory		34,815
Prepaid expenses		160,120
Total current assets		1,897,815
Property and equipment, net		983,925
Operating lease right of use asset		87,363
Intangible assets, net		185,207
Total assets	$	3,154,310
Liabilities		
Current liabilities		
Accounts payable	$	760,873
Accrued payroll liabilities		99,814
Lines-of-credit		500,000
Long-term debt, current portion		517,754
Other accrued liabilities		966,443
Total current liabilities		2,844,884
Operating lease liability		87,363
Long-term debt, net of current portion		2,528,275
Stockholders' equity		
Common stock, $.001 par value; authorized 2,500,000 shares, issued and outstanding 591,300 shares		591
Preferred stock, $.001 par value; authorized 1,258,227 shares, issued and outstanding 1,091,494 shares		1,091
Additional paid-in-capital		6,085,087
Accumulated deficit		(8,392,981)
Total stockholders' equity		(2,306,212)
Total liabilities and stockholders' equity	$	3,154,310

Electric Playhouse, Inc.

CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31, 2022

Sales	$	2,120,472
Cost of sales		(665,595)
Gross profit		1,454,877
Administrative expenses		
Salaries and wages		1,373,348
Advertising and marketing		175,923
Professional services		521,829
Supplies and equipment		100,502
Administrative		321,485
Facility		532,374
Total administrative expenses		3,025,461
Loss from operations		(1,570,584)
Other income and expense		
Interest expense		(123,383)
Depreciation and amortization		(519,767)
Employee retention credit		335,438
Business and recovery grants		75,000
Loss on disposal of property and equipment		(12,923)
Interest and other income		36,787
Total other income and expense		(208,848)
Net loss		(1,779,432)
Accumulated deficit, beginning of year		(6,613,549)
Accumulated deficit, end of year	$	(8,392,981)

Electric Playhouse, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Year Ended December 31, 2022

	Common Stock - $.001 Par Value		Preferred Stock - $1 Par Value				
	# of Shares Outstanding	Amount	# of Shares Outstanding	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2021	591,300	$ 591	1,091,494	$ 1,091	$ 4,950,087	$ (6,613,549)	$ (1,661,780)
Net loss	-	-	-	-	-	(1,779,432)	(1,779,432)
Adds to pic	-	-	-	-	1,135,000	-	1,135,000
Balance at December 31, 2022	591,300	$ 591	1,091,494	$ 1,091	$ 6,085,087	$ (8,392,981)	$ (2,306,212)

See Notes to Financial Statements and Independent Accountants' Compilation Report.

Electric Playhouse, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2022

Operating activities		
Net loss	$	(1,779,432)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization		519,767
Loss on sale of property and equipment		12,923
Changes in certain operating assets and liabilities		
Accounts receivable, net		(88,672)
Inventory		(34,815)
Prepaid expenses		(2,708)
Accounts payable		59,919
Accrued and other liabilities		334,762
Net cash used by operating activities		(978,256)
Investing activities		
Purchases of property and equipment		(186,040)
Net cash used by investing activities		(186,040)
Financing activities		
Contributed capital		1,135,000
Principal payments on long-term debt		(6,947)
Borrowings on long-term debt		760,000
Net cash provided by financing activities		1,888,053
Change in cash and cash equivalents		723,757
Cash and cash equivalents, beginning of year		852,248
Cash and cash equivalents, end of year	$	1,576,005
Supplemental cash flow information		
Cash paid for interest	$	123,383

NOTE 1 – ORGANIZATION

Electric Playhouse, Inc. is a Family Entertainment Startup focused on developing interactive and immersive experiences for all ages. The experiences are built in-house and content ranges from games, art, dining, concert, parties and more. All experiences are ticketed time entry based with content changing throughout the day to target available audiences. Electric Playhouse, Inc. generates revenue from its retail locations, a traveling museum exhibit and external project work with museums and cultural institutions.

The consolidated financial statements include the accounts of Electric Playhouse, Inc. and its wholly-owned subsidiaries Hyparspace LLC, Electric Elixirs LLC, and Electric Playhouse NV, LLC. Electric Playhouse, Inc. is organized as a taxable entity, and all subsidiaries are single members LLC's, whose single member is Electric Playhouse, Inc. All entities are herein referred to as "the Company". All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is currently raising capital to support growth into its first major market location off the Las Vegas strip. The location will be opening summer of 2023 and the Company is projected to become profitable within one year of opening this new location. The Company is raising additional equity investments to support operating expenses into the end of 2023 and the Company was recently awarded a large Job Incentive Training Program (JTIP) that will cover up to half the salary of future hires in preparation for the opening of the new location.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. Management does not believe that it is exposed to any significant credit risk with respect to its cash balances.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers for services performed. Management considers all accounts receivable at December 31, 2022 to be fully collectible, and therefore, no allowance has been recorded.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Equipment

Property and equipment are recorded at cost. Assets are depreciated or amortized over their estimated useful lives using straight-line methods. Asset lives range from 5 to 15 years. Repairs and maintenance expenses are charged to operations when incurred. Major replacements and betterments are capitalized. Depreciation expense was $334,739 in 2022.

Intangible Assets

Intangible assets consist primarily of a liquor license and design costs, both of which are amortized over their useful lives, which are estimated at 3 years.

Revenue Recognition

The Company recognizes revenue on ticketing, rental and event income at the time of the admission or event. Revenue for food, beverage and merchandise transactions are recorded at the point of sale. Any cash received in advance of admission or in advance of the rental is deferred until such time revenue can be recognized.

Revenues are presented net of sales and use taxes.

Advertising

The Company expenses advertising costs as incurred. Such expenses were $175,923 in 2022.

Income Taxes

The liability method is used in accounting for income taxes, which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

The Company has adopted accounting principles generally accepted in the United States of America as they relate to uncertain tax positions and has evaluated its tax positions taken for all open tax years. The Company is not currently under audit nor has the Company been contacted by any tax jurisdiction. Based on the evaluation of the Company tax positions, Management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2022.

New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes existing guidance for accounting for leases under *Topic 840, Leases*. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842: ASU 2018-01, *Land Easement Practical Expedient for Transition to Topic 842*; ASU 2018-10, *Codification Improvements to Topic 842, Leases*; ASU 2018-11*, Leases (Topic 842): Targeted Improvements;* ASU 2018-20, *Narrow-scope Improvements for Lessors;* and ASU 2019-01, *Leases (Topic 842): Codification Improvements*. The most significant change in the new leasing guidance is the requirement to recognize right-to-use (ROU) assets and lease liabilities for operating leases on the balance sheet.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

New Accounting Standards – Continued

The Company elected to adopt these ASUs effective January 1, 2022 and utilized all of the available practical expedients. The adoption had a material impact on the Company's consolidated balance sheet but did not have a material impact on the consolidated income statement. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. Adoption of the standard required the Company to record, as of January 1, 2022, operating lease ROU assets of approximately $131,000 and operating lease liabilities of approximately $131,000.

Subsequent Events

The Company has evaluated all events occurring subsequent to December 31, 2022 through March 28, 2023, which is the date that the consolidated financial statements were issued, and, if applicable, has disclosed or recognized all events occurring during this period that require either recognition or disclosure in the accompanying consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022:

Furniture and fixtures	$ 224,713
Equipment	1,540,598
Leasehold improvements	230,371
	1,995,682
Accumulated depreciation	(1,011,757)
Total property and equipment, net	$ 983,925

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2022:

Liquor license	$ 336,320
Design costs	173,281
Other	47,140
	556,741
Accumulated amortization	(371,534)
Intangible assets, net	$ 185,207

NOTE 4 – INTANGIBLE ASSETS – CONTINUED

Intangible assets are amortized over their useful life as determined by management. Amortization expense was $185,028 in 2022.

At December 31, 2022, future amortization expense in expected to be:

2022	$	185,027

NOTE 5 – LONG-TERM DEBT

Long term debt consisted of the following at December 31, 2022:

		2022
Note payable to an LLC; interest only payments accrue quarterly at a rate of 3.58%. All unpaid principal and interest due at maturity in December 2027.	$	1,562,733
Notes payable to private lenders, convertible to equity securities upon a qualified financing event. Interest accrues at an annual rate of 6.00%. Interest only until maturity. All unpaid principal and interest due on demand on dates ranging from December 2023 to December 2024.		960,000
Note payable to stockholder, subordinated to senior debt. Interest accrues at 1.00% per month. Interest only payments due quarterly until maturity at June 30, 2024.		50,000
Notes payable to individuals, subordinated to senior debt. Interest accrues at 1.00% per month. Interest only payments due quarterly until maturity. Note is due upon demand.		163,931
Note payable to U.S. Small Business Administration; monthly principal and interest payments of $811, interest at 3.75% through maturity in 2050.		159,365

NOTE 5 – LONG-TERM DEBT – CONTINUED

	2022
Notes payable to the New Mexico Finance Authority; interest only payments commencing August 2024; principal and interest payments commencing September 2025; interest at 1.625%, matures in 2031.	150,000
Total long-term debt	3,046,029
Less: current portion	(517,754)
Long-term debt, net of current portion	$ 2,528,275

Future maturities of long-term debt as of December 31, 2022 are as follows:

2023	$ 517,754
2024	663,968
2025	12,579
2026	24,814
2027	25,314
Thereafter	1,801,600
	$ 3,046,029

NOTE 6 – LINES-OF-CREDIT

The Company is party to two line-of-credit agreements with a financial institution. Each line has a total capacity of $250,000, for a combined total borrowing capacity of $500,000. The lines accrue interest at a rate equal to the prime rate plus 1.00%, with a minimum rate of 5.00%. resulting in an effective rate of 5.00% as of December 31, 2022. The lines are due on demand and mature in April 2023 and February 2024, respectively, are guaranteed by the majority stockholders of the Company, and are collateralized by assets of the Company. The combined balance on the lines was $500,000 as of December 31, 2022.

NOTE 7 – INCOME TAXES

To date, the Company has not generated taxable income and has therefore, historically not had any current income tax liabilities or income taxes due at either the Federal or state level.

NOTE 7 – INCOME TAXES – CONTINUED

As of December 31, 2022, the Company had Federal and New Mexico state net operating loss carryforwards of approximately $9,200,000. Due to the uncertainty of future taxable income being generated in order to realize the benefit of these net operating loss carryforwards, the Company has not recorded any deferred tax assets representing their future benefit.

NOTE 8 – LEASING ACTIVITIES

The Company leases an office space under an operating lease agreement that matures in October 2024. Monthly lease payments under this lease is $3,985. The Company leases its primary operating facility under a month-to-month arrangement in which the Company pays rent equal to a percentage of net revenues, plus applicable lease and facilities. Operating lease expense is recognized on a straight-line basis. The Company does not record ROU assets or lease liabilities for leases with an initial term of 12 months or less. The Company has not recorded an ROU asset or lease liability for the lease of its operating facility, as it has determined that the variability of future lease payments is such that a reasonable estimate of those payments and future lease term is not able to be made.

Total lease expense related to the Company's corporate offices was $313,156 in 2022, which is recorded in the facility expense line in the accompanying consolidated income statement.

The maturities of lease liabilities of operating leases as of December 31, 2022 were as follows:

2023	$	43,682
2024		43,681

The Company has determined that any adjustment for the present value of future lease payments is not material as of December 31, 2022, and has therefore, not recorded any such adjustment.